                                                                    Exhibit 12.1

                      RATIO OF EARNINGS TO FIXED CHARGES
                          ($000s, except for ratios)


                                                       Nine Months
                                                          Ended                      Year Ended December 31
                                                      September 30,  -----------------------------------------------------
                                                          1995        1994       1993        1992      1991         1990
                                                      -------------  -------    -------     -------   -------      -------
Ratio of Earnings to Fixed Charges

Net income                                               $ 2,000     $ 7,364    $38,102     $39,688   $20,850      $17,494
Income taxes                                                 677       4,160     17,529      18,757    11,933       10,362
                                                         -------     -------    -------     -------   -------      -------
Pre-tax income                                             2,677      11,524     55,631      58,445    32,783       27,856
                                                         -------     -------    -------     -------   -------      -------

Add:
  Interest expense on indebtedness                        27,708      31,916     12,972      10,449    13,022        4,322
  Amortization of debt expense                             1,115       1,244
  Portion of rents representative of
    the interest factor                                      376         354      1,218         558        85          162
                                                         -------     -------    -------     -------   -------      -------
Total fixed charges                                       29,199      33,514     14,190      11,007    13,107        4,484
                                                         -------     -------    -------     -------   -------      -------

Income as adjusted                                       $31,876     $45,038    $69,821     $69,452   $45,890      $32,340
                                                         =======     =======    =======     =======   =======      =======

Total fixed charges per above                             29,199      33,514     14,190      11,007    13,107        4,484

Interest capitalized                                       1,069       1,480      4,905       2,100     1,300        1,400
                                                         -------     -------    -------     -------   -------      -------
Total fixed charges                                      $30,268     $34,994    $19,095     $13,107   $14,407      $ 5,884
                                                         =======     =======    =======     =======   =======      =======

Ratio of earnings to fixed charges                          1.05        1.29       3.66        5.30      3.19         5.50
                                                         =======     =======    =======     =======   =======      =======

        For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges consist of (i) interest (including capitalized interest, but excluding amortization of amounts previously capitalized) on all indebtedness; (ii) amortization of debt discount and expense; and (iii) that portion (one-third) of rental expense which the Company believes to be representative of interest.